SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period January 13, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 24, 2008 to December 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	13 January, 2009

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2009 – 1AWC

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

The Alumina Limited CEO, Mr John Bevan announced today that Ms Judith Downes has been appointed to the position of Chief Financial Officer, replacing Mr Ken Dean, effective Monday 12 January 2009.

Judith Downes was most recently CFO of ANZ’s Institutional Division, and brings a wealth of financial experience to Alumina Limited. She has been a director of ING Australia, and a member of the international Standards Advisory Council. Judith is a Fellow of CPA Australia and member of the ICAA, and holds a BA (Hons), Dip Ed and Grad Dip (Accounting).

Ken Dean, who has been Alumina Limited’s Chief Financial Officer since October 2005, will retire from the Company at the end of the first quarter 2009. Throughout his time with Alumina Limited, Ken has also served as a non-executive director of Santos Limited. He will continue in that role, and increase his involvement in other business and community activities.

Mr Bevan said “I am extremely pleased that Judith will join Alumina Limited as Chief Financial Officer. I believe she will contribute significantly in the Alumina Executive team and as a member of the AWAC Strategic Council.

I would also like to thank Ken Dean for his very valuable contributions over the past three years at Alumina Limited and wish him all the best for his future non-executive career”.

/s/ Stephen Foster
Stephen Foster
Company Secretary

9 January 2009

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2009 – 2AWC

Alcoa Q4 2008 results

Alumina Limited notes the announcement made today by Alcoa Inc reporting its Fourth Quarter 2008 Earnings.

The fourth quarter alumina sector result reported today by Alcoa Inc. is profitable before abnormal adjustments relating to the write down of certain expenditures incurred in prior years. Those expenditures were related to preliminary activities on potential AWAC growth which, given the current economic environment, is not expected to be undertaken in the near future. This write-down will be reflected in Alumina Limited’s 2008 net income as a non-cash charge of approximately A$40 million after tax.

Alumina Limited CEO, John Bevan, commented, “The AWAC business has achieved another solid performance with a profitable result despite the continued weakening in aluminium markets throughout the quarter. AWAC is taking all necessary actions to continue to adjust production and defer expenditure to meet current market conditions. The diverse network of AWAC operations provides flexibility to curtail higher cost refineries, with consequent reduction in average cost of production, to meet changing demand”, said Mr Bevan.

Alumina Limited is expected to announce its 2008 Full Year Results on 3 February 2009.

/s/ Stephen Foster
Stephen Foster
Company Secretary

13 January 2009

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminum industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007

For investor enquiries:	For media enquiries:

John Bevan	Jo Lynch
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2602	Phone: +61 3 9600 1979
Mobile: +61 424 012 606	Mobile: +61 437 361 433
john.bevan@aluminalimited.com